Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Nano Dimension Ltd.:

We consent to the incorporation by reference in the registration statements on Form F-3 (File No. 333-233905, 333-251155 and 333-252848) and Form S-8 (File No. 333-214520 and 333-248419), of Nano Dimension Ltd. of our report dated March 10, 2021, with respect to the consolidated statements of financial position of Nano Dimension Ltd. and its subsidiaries as of December 31, 2019 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 20-F of Nano Dimension Ltd.

Our report refers to a change to the method of accounting for leases.

/s/ Somekh Chaikin
Member Firm of KPMG International

Tel Aviv, Israel
March 11, 2021